BERKLEY RESOURCES INC.

400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

September 20, 2006
Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC BB (US)
Frankfurt W8O

PRESS RELEASE

BERKLEY RESOURCES INC. ANNOUNCES CONTINUED DRILLING SUCCESS IN ITS SENEX AREA DEVONIAN OIL PLAY LOCATED IN NORTH-CENTRAL ALBERTA.

Senex Area, Alberta (Townships 92/93 Ranges 6/7 W5M):

Berkley Resources Inc. (the “Company”) reports that three middle Devonian oilwells have been completed and a fourth is drilling. Each well will be tied-in to the recently completed central battery and all four are expected to be on production by early October 2006. Individual well rates are expected to be between 200 and 300 barrels per day. The Company’s working interest in the battery and three of the four wells is 20% and 18% in the fourth producer. The oil is high quality premium production attracting top market prices.

The Company (20%) and its 80% operating partner Onefour Energy Ltd. now hold close to 60 sections (38,400 acres) of leasehold rights focused on middle Devonian and upper Devonian (Slave Point) oil plays extending over four townships. Three separate 3-D seismic programs have been conducted to date with two or three additional programs planned for the 2006/07 winter operating season. Existing seismic provides four to eight additional middle Devonian locations programmed for drilling during the fourth quarter 2006 and first quarter 2007 depending on rig availability. In addition, work will commence to test a water-flood program for the Slave Point formation. If water injection produces positive effects in the Slave Point formation, the Company and its operating partner will have a major long-range project to pursue with respect to this upper Devonian formation which contains large amounts of high quality oil in place. The shallow Bluesky natural gas formation will be developed following its evaluation by wells drilled through it to deeper formations.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

In the Crossfield area of Alberta (see April 26, 2006 Press Release) the community consultation process is complete with four full-scale ‘open houses’ held in the town of Crossfield and several semi-private consultations held otherwise. An Application for Drilling Licence will now be filed and that process will unfold pursuant to the Regulations. Management expects that the well Licence Application will result in a Board Hearing in January 2007.

Financial:

The Company has closed the loan in the principal amount of $2,800,000 with Quest Capital Corp., as previously announced on August 29, 2006. As security for the loan from Quest, the Company has pledged its assets. The Company has also increased its loan from CIBC to $650,000 secured by a first mortgage of its building located in Vancouver, BC. The proceeds of both loans were used to payout an existing second mortgage and the balance will be used for drilling and development of Berkley’s oil and gas properties.

New Director:

The Company welcomes Mr. Tyrone Docherty to the Board of Directors. Mr. Docherty is the President and CEO of Quinto Technology and brings to the Board significant company building experience with considerable specific involvement with resource sector companies. Mr. Docherty is well versed in both the public and capital markets.

On behalf of the Board of Directors of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill, President & COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.